United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

OMB Number 3235-0058	SEC File Number 000-27464	CUSIP Number 111444105

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I—Registrant Information

Broadway Financial Corporation

Full Name of Registrant

N/A

Former Name if Applicable

4800 Wilshire Boulevard

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90010

City, State and Zip Code

Part II—Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☐

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been informed by the Office of Thrift Supervision (the “OTS”) that it will require the Registrant’s banking subsidiary, Broadway Federal Bank f.s.b. (the “Bank”), to increase the amount of the Bank’s allowances for loan and lease losses based on a regulatory examination of the Bank which commenced in January 2010. The Registrant had not, until very recently, received the final conclusions of the OTS in this regard and therefore has been unable to complete preparation of its financial statements as of and for the year ended December 31, 2009, or the business description, related financial information or Management’s Discussion and Analysis of Financial Condition and Results of Operations portions of its Annual Report on Form 10-K for the year ended December 31, 2009. The Registrant is now in the process of evaluating the effects of the increase in its allowances for loan and lease losses that the OTS has stated it will require and preparing financial statements as of and for the year ended December 31, 2009 and the three months ended March 31, 2010. The Registrant will not be able to complete the preparation of such financial statements or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 in time to file such Form 10-Q within the prescribed time period. Further information relating to the OTS examination and certain limitations placed on the Registrant and the Bank by the OTS may be found in Part III of the Notification of Late Filing on Form 12b-25, dated March 31, 2010, previously filed with the Commission by the Registrant.

Part IV—Other Information

1.	Name and telephone number of person to contact in regard to this notification

	Samuel Sarpong	(323)	556-3224
	(Name)	(Area Code)	(Telephone Number)

2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☑ No ☐

If answer is no, identify report(s).

3.	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See “Part III – Narrative.”

Broadway Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2010	By:	/s/ Samuel Sarpong
Samuel Sarpong, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

Attention Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).